UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

M-Wave, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

554034207
(CUSIP Number)

Joseph A. Turek
M-Wave International, LLC
1300 Norwood Avenue
Itasca, Illinois 60143
(630) 854-0269
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

CUSIP NO. 554034207

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS M-Wave International, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,013,387
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,013,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,387

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.84%

14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP NO. 554034207

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph A. Turek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER 394,750 8 SHARED VOTING POWER 1,013,387
9 SOLE DISPOSITIVE POWER 394,750
10 SHARED DISPOSITIVE POWER 1,013,387

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,408,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.61%

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 554034207

Item 1.	Security and Issuer.
Common Stock, par value $0.005 per share (“Common Stock”)

M-Wave, Inc. (the “Issuer”)
1300 Norwood Avenue
Itasca, Illinois 60143

Item 2.	Identity and Background.

(a)	M-Wave International, LLC (“MWI”); Joseph A. Turek (“Turek”)

(b)	Residence or Business Address:

MWI:  1300 Norwood Avenue, Itasca, Illinois 60143

Turek:  1300 Norwood Avenue, Itasca, Illinois 60143

(c)	Present Principal Occupation:

MWI is a Delaware limited liability company and was formed to acquire and operate substantially all of the assets of M-Wave, Inc., a value added service provider of high performance printed circuit boards used in a variety of digital and high frequency communications applications for a variety of commercial and industrial electronics applications.

Joseph A. Turek is Chairman, President and COO of M-Wave, LLC having its principal place of business at 1300 Norwood Avenue, Itasca, Illinois 60143; and is the Manager of MWI, having its principal place of business at 1300 Norwood Avenue, Itasca, Illinois 60143.

(d)	During the past five years, neither Joseph A. Turek nor MWI has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
During the last five years, neither Joseph A. Turek nor MWI has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f)	Joseph A. Turek is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 26, 2008, MWI purchased all of the outstanding common stock, preferred stock, and warrants of M-Wave, Inc. beneficially owned by Monarch Pointe Fund Ltd. (“Monarch”) for cash considerations of $200,000.  The securities purchased from Monarch consisted of 148,429 shares of outstanding common stock of M-Wave, Inc.; warrants to purchase up to 70,000 shares of common stock of M-Wave, Inc. which warrants were issued July 25, 2008 and have a two year life exercisable at $0.16 per share; 3,375 shares of non-voting Series A Preferred Stock that are convertible into 86,097 shares of common stock of M-Wave, Inc.; and 22,400 shares of non-voting Series B Preferred Stock that are convertible into 708,861 shares of common stock of M-Wave, Inc. Joseph A. Turek contributed the capital used to make the purchases from personal funds.

CUSIP NO. 554034207

Item 4.	Purpose of Transaction.

M-Wave International, LLC acquired the securities of the issuer in an effort to facilitate and effectuate a sale of all of the assets of M-Wave, Inc. to MWI (the “Asset Sale”).  The Asset Sale required the approval of the stockholders of M-Wave, Inc. and M-Wave, Inc. submitted the Asset Sale to a vote of its stockholders at a December 30, 2008 stockholder meeting (the “Stockholder Meeting”). As part of the purchase and sale, Monarch granted to MWI a proxy to vote all of the shares of M-Wave, Inc. common stock owned by Monarch on the record date for the Stockholder Meeting. MWI voted in favor of the Asset Sale and the Asset Sale was approved at the Stockholder Meeting and closed shortly thereafter.

Item 5.	Interest in Securities of the Issuer.

(a)
MWI beneficially owns 1,013,387 shares of Common Stock (or 37.84% of the Common Stock) which consists of 148,429 shares of Common Stock; warrants to purchase up to 70,000 shares of Common Stock, Inc. which warrants were issued July 25, 2008 and have a two year life exercisable at $0.16 per share; 3,375 shares of non-voting Series A Preferred Stock of M-Wave, Inc. that are convertible into 86,097 shares of Common Stock; and 22,400 shares of non-voting Series B Preferred Stock of M-Wave, Inc. that are convertible into 708,861 shares of Common Stock.  The Series A Preferred Stock and the Series B Preferred Stock are convertible at any time, provided that MWI does not at any time beneficially own more than 9.99% of the Common Stock then outstanding, as determined under Section 13(d) of the Securities Exchange Act of 1934, unless such condition is waived by M-Wave, Inc.’s board of directors.  The warrants are exercisable any time after July 28, 2008 provided that MWI does not at any time beneficially own more than 19.99% of the Common Stock then outstanding, as determined under Section 13(d) of the Securities Exchange Act of 1934, unless such condition is waived by M-Wave, Inc.’s board of directors.

CUSIP NO. 554034207

Joseph A. Turek beneficially owns 1,408,137 shares of Common Stock (or 51.61% of the Common Stock) which consists of the 1,013,387 shares of Common Stock beneficially owned by MWI and described above, 344,750 shares of Common Stock owned by Turek directly and warrants to purchase 50,000 shares of Common Stock.

(b)	MWI has shared voting and dispositive power with Joseph A. Turek with respect to the 1,013,387 shares of Common Stock beneficially owned by MWI.

Joseph A. Turek has sole voting and dispositive power with respect to 394,750 shares of Common Stock beneficially owned by Mr. Turek.  As Manager of MWI, Mr. Turek has shared voting and dispositive power with respect to the 1,013,387 shares of Common Stock beneficially owned by MWI.

(c)
On December 26, 2008, MWI purchased all of the outstanding common stock, preferred stock, and warrants of M-Wave, Inc. beneficially owned by Monarch Pointe Fund Ltd. (“Monarch”) for cash considerations of $200,000.  The securities purchased from Monarch consisted of 148,429 shares of outstanding Common Stock; warrants to purchase up to 70,000 shares of Common Stock which warrants were issued July 25, 2008 and have a two year life exercisable at $0.16 per share; 3,375 shares of non-voting Series A Preferred Stock of M-Wave, Inc. that are convertible into 86,097 shares of Common Stock; and 22,400 shares of non-voting Series B Preferred Stock of M-Wave, Inc. that are convertible into 708,861 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 26, 2008, MWI purchased all of the outstanding common stock, preferred stock, and warrants of M-Wave, Inc. beneficially owned by Monarch Pointe Fund Ltd. (“Monarch”) for cash considerations of $200,000.  The securities purchased from Monarch consisted of 148,429 shares of outstanding common stock of M-Wave, Inc.; warrants to purchase up to 70,000 shares of common stock of M-Wave, Inc. which warrants were issued July 25, 2008 and have a two year life exercisable at $0.16 per share; 3,375 shares of non-voting Series A Preferred Stock that are convertible into 86,097 shares of common stock of M-Wave, Inc.; and 22,400 shares of non-voting Series B Preferred Stock that are convertible into 708,861 shares of common stock of M-Wave, Inc.  As part of the purchase and sale, Monarch granted to MWI a proxy to vote all of the shares of M-Wave, Inc. common stock owned by Monarch on the record date for the Stockholder Meeting.

CUSIP NO. 554034207

Mercator Momentum Fund, L.P. (“MMF”) the holder of 56,609 shares of Common Stock, entered into a voting agreement with MWI whereby MMF agreed to vote is shares of Common Stock at the Stockholder Meeting in favor of the Asset Sale.

Mercator Momentum Fund III, L.P. (“MMF III”) the holder of 102,213 shares of Common Stock, entered into a voting agreement with MWI whereby MMF agreed to vote is shares of Common Stock at the Stockholder Meeting in favor of the Asset Sale.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1 Proxy dated December 24, 2008 granted by Monarch Pointe Fund Ltd. to Joseph A. Turek. *

Exhibit 99.2 Voting Agreement by and between Mercator Momentum Fund, L.P. and M-Wave International, LLC. *

Exhibit 99.3 Amendment No. 1 to Voting Agreement by and between Mercator Momentum Fund, L.P. and M-Wave International, LLC. *

Exhibit 99.4 Voting Agreement by and between Mercator Momentum Fund III, L.P. and M-Wave International, LLC. *

Exhibit 99.5 Amendment No. 1 to Voting Agreement by and between Mercator Momentum Fund III, L.P. and M-Wave International, LLC. *

*	Filed herewith.

CUSIP NO. 554034207

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2008

By:	/s/ Joseph A. Turek
Joseph A. Turek

M-WAVE INTERNATIONAL, LLC.

By:	/s/ Joseph A. Turek
Joseph A. Turek, Manager